SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                         (Amendment No. _____________)/1/


                        Puerto Rican Cement Company, Inc.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                   745075 10 1
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


     Check the  following  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

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/1/  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 745075 10 1                 13G                      Page 2 of 6 Pages
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       1.  NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Antonio Luis Ferre

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |_|

       3.  SEC USE ONLY


       4.  CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

      NUMBER OF              5.  SOLE VOTING POWER
        SHARES                   801,604 shares.  See Item 4
     BENEFICIALLY            6.  SHARED VOTING POWER     0
       OWNED BY              7.  SOLE DISPOSITIVE POWER
         EACH                    801,604 shares.  See Item 4
      REPORTING              8.  SHARED DISPOSITIVE POWER     0
     PERSON WITH

       9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,604 shares. See Item 4

      10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES*

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           14.9% See Item 4

      12.  TYPE OF REPORTING PERSON*
           IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     The name of the Issuer is Puerto Rican Cement Company, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of Puerto Rican Cement Company, Inc. are located at:

     P.O. Box 364487
     San Juan, Puerto Rico  00936-4487

Item 2(a).  Name of Person Filing:

     This Schedule 13G is being filed Antonio Luis Ferre.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of the person filing is:

     El Dia, Inc.
     Lot 11 & 12 Road #24
     Amelia Industrial Park
     Guaynabo, Puerto Rico  00968

Item 2(c).  Citizenship:

     The person filing is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

     This Schedule 13G statement relates to the Issuer's common stock, par value $1.00 per share.

Item 2(e).  CUSIP Number:

     745075 10 1

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            (a) |_| Broker or dealer registered under Section 15 of the Exchange
                    Act.

            (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) |_| Insurance  company as defined  in  Section  3(a)(19)  of the
                    Exchange Act.

            (d) |_| Investment   company  registered  under  Section  8  of  the
                    Investment Company Act.

            (e) |_| An   investment    advisor   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E);

            (f) |_| An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) |_| A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act;

            (i) |_| A church plan that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  |X|

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

                   801,604 shares

         (b)   Percent of class:

                   14.9%

         (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote 801,604 shares.

         (ii)  Shared power to vote or to direct the vote 0 shares.

         (iii) Sole power to dispose or to direct the disposition of 801,604 shares.

         (iv)  Shared power to dispose or to direct the disposition of 0 shares.

               Mr. Ferre has sole voting and dispositive power regarding 801,604 shares of the Issuer through several different means. Mr. Ferre has indirect control over 3,800 shares of the Issuer through his control of Alfra Investment Corp., a Puerto Rico corporation which is 100% owned by Mr. Ferre and his family. Mr. Ferre also has indirect control over 282,854 shares through the Ferre Investment Fund, Inc., a Puerto Rico corporation, which is 100% owned by Mr. Ferre and his family. Mr. Ferre has control over 380,656 shares through El Dia, Inc., a Puerto Rico corporation which is 90% owned by Mr. Ferre and his family. Mr. Ferre also has voting and dispositive control with respect to 134,294 shares through his 25% ownership of South Management Corporation. South Management Corporation owns a total of 537,174 shares of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

Item 9.  Notice of Dissolution of Group.

               Not applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 16, 1999
                                                  ------------------------------
                                                        (Date)

                                                  /s/ Antonio Luis Ferre
                                                  ------------------------------
                                                        (Signature)